                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                      ______________________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.      )*

              BUREAU OF ELECTRONIC PUBLISHING, INC.
                         (Name of Issuer)

                     Common Stock, $.001 par value
                  (Title of Class of Securities)

                            12115P101
                          (CUSIP Number)

                         Laura Huberfeld
          152 West 57th Street, New York, New York 10019
                           212-581-0500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           July 15, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-I(b)(3) or (4), check the following box  [ ]

     Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     Schedule 13D

CUSIP No. 12115P101            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Laura Huberfeld

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                    [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.

               7.   SOLE VOTING POWER
                    400,000

               8.   SHARED VOTING POWER
                    N/A

               9.   SOLE DISPOSITIVE POWER
                    800,000

               10.  SHARED DISPOSITIVE POWER
                    N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    800,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    17.68%

14.  TYPE OF REPORTING PERSON*
                    IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                     Schedule 13D

CUSIP No. 12115P101            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Naomi Bodner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                    [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.

               7.   SOLE VOTING POWER
                    400,000

               8.   SHARED VOTING POWER
                    N/A

               9.   SOLE DISPOSITIVE POWER
                    800,000

               10.  SHARED DISPOSITIVE POWER
                    N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    800,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    17.68%

14.  TYPE OF REPORTING PERSON*
                    IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer

     This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of Bureau of Electronic Publishing, Inc. (the "Company"). The address of the principal executive office of the Company is 619 Alexander Road, Princeton, New Jersey 08540.

Item 2.  Identity and Background

     (a) This statement is filed on behalf of Laura Huberfeld and Naomi Bodner (together, the "Reporting Persons").

     (b)  The business address for the Reporting Persons is 152
West 57th Street, New York, New York 10019.

     (c) Mmes. Huberfeld and Bodner's principal occupation is personal investments. Reporting Persons conduct their respective businesses primarily at the address above.

     (d) During the last five years, neither one of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the last five years, neither one of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

     (f) Each of the individual Reporting Persons is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

     All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from personal capital of the Reporting Persons.

Item 4.  Purpose of Transaction

     All securities listed under Item 5 below have been acquired for investment. Reporting Persons have no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Each Reporting Person owns 400,000 shares of Common Stock and warrants to purchase an additional 400,000 shares of Common Stock. Assuming that the total number of shares of Common Stock is 4,126,148 and that all warrants reported herewith were exercised, each Reporting Person would own 17.68% of the total outstanding.  Together the Reporting Persons would own 32.48%

     (b) Mmes. Huberfeld and Bodner each disclaim beneficial ownership in the Common Stock owned by the other party which are reported herewith. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

     (c) Pursuant to a private placement, on July 15, 1996, Ms. Huberfeld and Ms. Bodner each purchased from the Company 10 units ("Units") at $50,000 per Unit. Each Unit consists of 40,000 shares of Common Stock and warrants ("Warrants") to purchase an additional 40,000 shares of Common Stock at $2.00.
The Warrants expire as follows: warrants to purchase 20,000 shares expire on the third anniversary of the date of issuance or, if earlier, on the date when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $5.00 for 20 consecutive trading days; warrants to purchase 20,000 shares expire on the third anniversary of the date of issuance or, if earlier, on the date when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $10.00 for 20 consecutive trading days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See the disclosures under Items 2 and 5(b).

Item 7.  Material to be Filed as Exhibits

          (1) Agreement among Reporting Persons to Joint Filing of Schedule 13D.

                            SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 25, 1996



                              /s/ Laura Huberfeld
                              --------------------------------------
                              Laura Huberfeld


                              /s/ Naomi Bodner
                              --------------------------------------
                              Naomi Bodner











                            EXHIBIT 1





                           Agreement
                  Joint Filing of Schedule 13D


     The undersigned hereby agree to jointly prepare and file a
Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Bureau of Electronic Publishing, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: July 25, 1996




/s/ Laura Huberfeld
- -------------------------------------
Laura Huberfeld


/s/ Naomi Bodner
- -------------------------------------
Naomi Bodner